Grayscale Advisors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

Craig Salm
+1-212-668-6674
Craig@grayscale.com

May 16, 2025

Filed via EDGAR
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Grayscale Funds Trust (the “Registrant” or “Trust”) (File Nos. 333-271770; 811-23876)

Dear Mr. Worthington:
On behalf of the Registrant, below are the Registrant’s responses to the comments you provided to Susan Lively of Grayscale Advisors, LLC on May 14, 2025 with regard to Post-Effective Amendment No. 22 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement relates to the registration of the Grayscale Artificial Intelligence Infrastructure ETF (the “Fund”). Below we have provided your comments and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
1. Comment: With respect to the section of the Fund’s Prospectus titled “Principal Investment Strategy” please explain how the Index selects leading players in each of the six segments. Please describe what metric is used and clarify how selection is made amongst the six categories.

Response: Please see the revised disclosure in the Fund’s Prospectus in response to the comment.

2. Comment: Please include the portfolio holdings for the Fund as of May 2025.

Response: The Registrant has supplementally provided the information.

* * * * *
Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.
Very truly yours,

/s/ Craig Salm
Craig Salm
Chief Legal Officer

cc:  Susan Lively, Grayscale Advisors, LLC
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Shawn A. Hendricks, Stradley Ronon Stevens & Young, LLP